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April 17, 1998

Mr. Paul A. Garrett
Chief Executive Officer
FCR, Inc.
809 West Hill Street
Charlotte, North Carolina  28208

Dear Paul:

         I am pleased to confirm our agreement in principle with you in regard to the proposed acquisition of FCR, Inc. (FCR) by KTI, Inc. (KTI) on the terms and conditions set forth below, to be further refined in a subsequent definitive purchase agreement.

      KTI would acquire all of the outstanding FCR stock including any convertible issues, options, or warrants in exchange for the purchase price. The total purchase price is $60,000,000 (sixty million dollars) and an earnout of up to an additional $30,000,000. The upfront $60,000,000 portion of the purchase price will be paid as follows: $30 million in cash to be paid at the closing, and $30 million to be paid in KTI stock. The number of KTI shares issued at closing shall be 1,714,285. The stock will be unregistered but will have demand and piggyback registration rights.

         The earnout portion of the purchase price of up to $30 million will be based on the annualized earnings before interest, taxes, depreciation and amortization ("EBITDA") earned by FCR's operations during the third and fourth quarter of 1998 (the "Earnout Period"). The third and fourth quarter of 1998 will include all new businesses currently under letter of intent and any other new municipal contracts awarded to FCR during 1998. Any acquisitions made by KTI/FCR after the closing of this transaction will be excluded from the earnout calculations. You have represented to KTI that the 3rd and 4th quarters are representative of FCR's general business activity and contain no unusual seasonal trends (when compared to the 1st and 2nd quarters) which would distort the annualization of the 3rd and 4th quarters.

      KTI will make a payment (limited to the $30 million cap) in the form of KTI common stock in an amount equal to 6.5 times the EBITDA earned by FCR's operations for the Earnout Period, less the initial $60 million portion of the purchase price and the outstanding debt of FCR at the calculation date, December 31,1998. The value of KTI shares to be used in determining the number of shares of stock to be paid, shall be the average closing price of KTI shares for the 10 trading days prior to the end of the calendar year. In no case shall the value used for purposes of this computation be less than $23.00 per share. Should KTI stock be trading at a value of less than $18 per share an additional cash payment will be made to FCR shareholders. The cash payment will be

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determined by taking the difference between the KTI per share market price and
$18 per share, and then multiplying said difference by the number of KTI shares issued in connection with the earnout payment.

         Counsel for FCR and KTI, Inc. will promptly prepare the definitive written purchase agreement, other basic documents fulfilling the terms of this agreement in principle, and such other filings, exhibits, schedules, representations, warranties, terms and conditions as are customary in connection with purchases of this type. You and other key members of FCR will be required to enter into employment agreements and related covenants not to compete covering FCR's current business activities and market areas. Upon the acquisition of FCR, Paul Garrett will become the Vice Chairman and member of the Board of Directors of KTI and be a member of KTI's executive committee consisting of Paul Garrett, Ross Pirasteh, and Marty Sergi. Prior to closing the definitive agreement, these three individuals will determine the management structure of KTI and the related compensation levels, stock options, and incentive compensation program for FCR management, reflective of their responsibilities within the KTI management organization.

         Both KTI and FCR will allow each others' officers, employees and authorized representatives to have immediate and full access to all offices, properties, books and records, and will fully cooperate with each other in order to prepare the necessary documents promptly so that the transaction may be closed on or before May 31, 1998. Both companies will cause all information obtained in connection with this purchase to be treated in confidence.

         On and after the date set forth on page one of this agreement in principle, FCR and KTI will not, without the prior written consent of the other party: (i) sell, assign, transfer, encumber, waste, alienate or otherwise dispose of any assets which are intended to be purchased pursuant to this agreement; (ii) increase the compensation of any key employees; (iii) engage in any activities or transactions concerning said assets which are outside the ordinary course of business as conducted on said date; or (iv) fail to maintain its assets or the quality of service to its customers to the same extent to which they have maintained to date.

         It is further expressly understood by FCR that the consummation of the transaction contemplated by this agreement in principle is subject to, among other things, the execution of said mutually acceptable definitive written purchase agreement, approval by the board of directors of both companies, approval by such number of the shareholders and directors of FCR and KTI as may be necessary under the applicable statutes and bylaws of FCR and KTI, receipt of results satisfactory to both parties, in its reasonable discretion, from a financial, operational and environmental review of both KTI and FCR,

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and receipt by both of all governmental approvals necessary to proceed with this transaction. This letter of intent is also contingent upon the shareholders of FCR agreeing to FCR management proposals regarding management loans, stock options, bonuses and ultimate allocation of the earnout proceeds.

         Neither KTI nor FCR is or will be obligated to any person for any finder's fee in connection with the proposed purchase and, whether or not the purchase is consummated, KTI and FCR each shall pay its own expenses (including outside legal and accounting fees) incident to the negotiation, preparation of the definitive written purchase agreement and any other documents prepared in connection therewith and consummation of the purchase.

         In consideration of the considerable expense to be incurred by KTI in connection with the transaction contemplated by this agreement in principle, neither FCR nor you will engage in any negotiation with another person or entity regarding the sale of FCR for a period of ninety days from the date of execution set forth below.

         If you agree in principle with the terms as stated herein, please sign in the space below on one of the duplicate originals provided and return it to KTI by April 21, 1998.


                                             KTI, Inc.


                                            By: /s/ Ross Pirasteh
                                                ____________________
                                                Name: Ross Pirasteh
                                                Title: Chairman of the Board


Agreed to in principle this
17th day of April, 1998

FCR, Inc.
______________________________
("Seller")


By:    /s/ Paul A. Garrett
       _________________________________

Name:  Paul A. Garrett
       _________________________________

Title: CEO
       _________________________________


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